UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

LADDER CAPITAL CORP
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

505743 10 4
(CUSIP Number)

Andrew Prodanyk, RBP South Tower, 200 Bay Street Suite 2010, Toronto, ON Canada M5J 2J2,
Tel: 416.864.3227
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 505743 10 4

1	NAMES OF REPORTING PERSONS
OCP LCF Holdings Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIN: 98-0591884
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,503,429
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

5,503,429
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,503,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.55%
14	TYPE OF REPORTING PERSON (See Instructions)

CO

SCHEDULE 13D

CUSIP No. 505743 10 4

1	NAMES OF REPORTING PERSONS
OMERS Administration Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIN: 98-0510778
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,503,429
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

5,503,429
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,503,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.55%
14	TYPE OF REPORTING PERSON (See Instructions)

CO

Item 1. Security and Issuer

This Schedule 13D relates to shares of Class A Common Stock, par value $0.001 per share, of Ladder Capital Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: 345 Park Avenue, 8th Floor, New York, NY, 10154.

Item 2. Identity and Background

This Schedule 13D is filed by OCP LCF Holdings Inc. and OMERS Administration Corporation (together, the “Reporting Persons”).

OCP LCF Holdings Inc. is a wholly-owned direct subsidiary of OMERS Administration Corporation. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The principal business of OMERS Administration Corporation is to serve as a Canadian public pension plan administrator. The principal business of OCP LCF Holdings Inc. is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident hereto.

Both of the Reporting Persons are organized under the laws of the province of Ontario, Canada. The business address of the Reporting Persons is One University Avenue, Suite 400, Toronto, Ontario, Canada M5J 2P1.

During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Prior to the initial public offering of the Issuer’s shares of Class A Common Stock, which occurred on February 11, 2014, the Reporting Persons held interests in the Issuer’s subsidiary, Ladder Capital Finance Holdings LLLP. In connection with the reorganization that occurred immediately prior to the IPO, OCP LCF Holdings Inc.received 5,503,429 shares of Class A Common Stock of the Issuer.

Item 4. Purpose of Transaction

The Reporting Persons have no current plans to engage in any of the kinds of transactions enumerated in Item 4(a)-(j), but reserve the right to engage in such a transaction in the future.

Item 5. Interest in Securities of the Issuer

The ownership percentages set forth below are based on 50,601,604 shares of the Issuer’s Class A Common Stock and 48,537,414 LP Units and shares of the Issuer’s Class B Common Stock outstanding as set forth in the prospectus filed pursuant to Rule 424(b)(4) by the Issuer dated February 5, 2014.

(a)	OCP LCF Holdings Inc. beneficially owns 5,503,429 shares of Class A Common Stock, which represent 5.55% of the outstanding Class A shares.

OMERS Administration Corporation, as a parent company of OCP LCF Holdings Inc., beneficially owns 5,503,429 shares of Class A Common Stock, which represent 5.55% of the outstanding Class A shares.

(b)	The number of shares of Class A Common Stock as to which each of the Reporting Persons share voting and dispositive power is 5,503,429.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The foregoing descriptions are qualified in their entirety by reference to the Amended and Restated Registration Rights Agreement dated as of February 11, 2014, by and among the Issuer, Ladder Capital Finance Holdings and each of the Ladder Investors (as therein defined), which is attached as an exhibit hereto and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Amended and Restated Registration Rights Agreement dated as of February 11, 2014, by and among Ladder Capital Corp., Ladder Capital Finance Holdings LLLP, and each of the Ladder Investors (as therein defined), incorporated by reference to Exhibit 4.3 of the Registration on Form S-1 of or for Ladder Capital Corp., filed on January 13, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2014
Dated

[signed] “Brodie Swartz”
Signature

Brodie Swartz, Assistant Secretary, OCP LCF Holdings Inc.
Brodie Swartz, Vice President, Legal, OMERS Administration Corporation
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).